

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Mr. James Harp, Jr.
Executive Vice President
Hornbeck Offshore Services, Inc.
103 Northpark Boulevard, Suite 300
Covington, Louisiana 70433

> **Re: Hornbeck Offshore Services, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 001-32108**

Dear Mr. Harp:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief